SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 27)

Public Storage (formerly, Public Storage, Inc.)

(Name of Issuer)

Common Shares of Beneficial Interest, $.10 par value

(formerly Common Stock $.10 par value)

(Title of Class of Securities)

74460D-10-9

(CUSIP Number)

David Goldberg

701 Western Avenue

Glendale, California 91201-2397

(818) 244-8080, ext. 1529

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Wayne Hughes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 10,502,058[1]
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 10,502,058[1]
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,502,058[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON REPORTING IN

[1]	Includes shares held indirectly. Percentage of class based on number of shares outstanding at November 6, 2008.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Wayne Hughes, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 6,490,003[1]
8. SHARED VOTING POWER 11,348[2]
9. SOLE DISPOSITIVE POWER 6,490,003[1]
10. SHARED DISPOSITIVE POWER 11,348[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,501,351(1,2)
12.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14.	TYPE OF REPORTING PERSON REPORTING IN

[1]	Includes shares held indirectly and shares beneficially owned by spouse and children. Percentage of class based on number of shares outstanding at November 6, 2008.
[2]	Includes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes Gustavson.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tamara Hughes Gustavson (formerly Tamara L. Hughes)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 22,242,954[1]
8. SHARED VOTING POWER 11,348[2]
9. SOLE DISPOSITIVE POWER 22,242,954[1]
10. SHARED DISPOSITIVE POWER 11,348[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,242,954(1,2)
12.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14.	TYPE OF REPORTING PERSON REPORTING

[1]	Includes shares held indirectly and shares beneficially owned by spouse and children. Percentage of class based on number of shares outstanding at November 6, 2008.
[2]	Excludes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson.

This Amendment No. 27 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D”), relating to the shares of common stock, par value $.10 per share, of Public Storage, Inc., the predecessor of Public Storage (the “Issuer”), previously filed by B. Wayne Hughes, B. Wayne Hughes, Jr. and Tamara Hughes Gustavson (together, the “Reporting Persons” or the “Hughes Family”). This Amendment is being filed to update the Schedule 13D in light of certain recent events.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

On November 12 – 24, 2008, B. Wayne Hughes and B. Wayne Hughes, Jr. sold a total of 4,000,000 shares of beneficial interest (the “Shares”) in the open market.

The Hughes Family intend to review their investments in the Issuer on a continuing basis and may, at any time, consistent with the Hughes Family’s obligations under Issuer’s declaration of trust (as impacted by the waiver granted by the board of directors of Issuer’s predecessor to acquire additional shares) and under the federal securities laws, determine to increase or decrease their ownership of Shares through purchases or sales of Shares in the open market or in privately negotiated transactions. In reaching any conclusion as to their future course of action, the Hughes Family will take into consideration various factors, such as the Hughes Family’s financial condition and financial plans, other development concerning the Hughes Family, Issuer’s business and prospects, other developments concerning Issuer, other business opportunities available to Issuer and general economic and stock market conditions, including, but not limited to, the market price of the Shares.

Item 5.	Interest in Securities of the Issuer

As of November 24, 2008, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 23.2% in the aggregate of the approximate total number of Shares outstanding on November 6, 2008.

Reporting Person	No. of Shares		Approximate % of Shares Outstanding
B. Wayne Hughes	10,502,058	(1)	6.2%
B. Wayne Hughes, Jr. and Tamara Hughes Gustavson	11,348	(2)	0.0%
B. Wayne Hughes, Jr.	6,490,003	(3)	3.8%
Tamara Hughes Gustavson	22,242,954	(4)	13.1%

(1)	Includes Shares held indirectly.
(2)	Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

(3)	Includes Shares owned indirectly by Mr. Hughes, Jr. and shares beneficially owned by Mr. Hughes, Jr. spouse and children. Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.
(4)	Includes Shares owned indirectly by Ms. Gustavson and shares owned beneficially by Mr. Gustavson’s spouse and children. Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

During the 60-day period ending November 20, 2008 and subsequent to the date through November 24, 2008, the Reporting Persons purchased or sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.

Reporting Person	Transaction Date	No. of Shares Sold	Price Per Share	Type of Transaction
B. Wayne Hughes	11/12/08	500,000	$66.6124	Open Market (NYSE)
B. Wayne Hughes	11/13/08	507,440	$67.3490	Open Market (NYSE)
B. Wayne Hughes	11/14/08	112,800	$68.3517	Open Market (NYSE)
B. Wayne Hughes	11/17/08	379,760	$65.3365	Open Market (NYSE)
B. Wayne Hughes	11/18/08	6,635	$65.0000	Open Market (NYSE)
B. Wayne Hughes	11/21/08	702,100	$57.2554	Open Market (NYSE)
B. Wayne Hughes	11/24/08	791,265	$63.9933	Open Market (NYSE)
B. Wayne Hughes, Jr.	11/19/08	185,800	$61.2092	Open Market (NYSE)
B. Wayne Hughes, Jr.	11/20/08	676,000	$58.3017	Open Market (NYSE)
B. Wayne Hughes, Jr.	11/21/08	138,200	$55.6714	Open Market (NYSE)

On October 7, 2008, a trust established by B. Wayne Hughes sold, in private transactions, to B. Wayne Hughes, Jr. (and his spouse) and to the spouse of Tamara Hughes Gustavson, each as trustee of trusts for the benefit of their respective children 99.5% of the interest in two entities. The two entities owned, among other assets, a total of 2,000,000 shares.

To the best of the Reporting Persons’ knowledge, except as disclosed herein, none of the Reporting Persons has any beneficial ownership of any Shares as of November 24, 2008, engaged in any transaction in any Shares during the 60-day period ending November 20, 2008 and subsequent to that date through November 24, 2008.

Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 8:	Power of Attorney, dated as of March 9, 2006 (incorporated by reference to Exhibit 8 to Amendment No. 25 on Schedule 13D/A filed on March 9, 2006).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

* B. Wayne Hughes

* B. Wayne Hughes, Jr.

* Tamara Hughes Gustavson

November 24, 2008

*	David Goldberg as attorney-in-fact

/s/ David Goldberg
David Goldberg